UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                             Biopharmaceutics, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    09646100
                                 (CUSIP Number)


                                December 30, 1996
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


0228996.04                           Page 1 of 5 Pages

-------------------------------------------------------------------------------
                   CUSIP NO. 090646100 13D Page 2 of 5 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Amswiss Scientific, Inc.
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   Not applicable
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(E)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Amswiss Scientific, Inc. is a federal Canadian corporation
-------------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                     3,228,017 shares
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                8      SHARED VOTING POWER

                                                -0-
                           ----------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                        3,228,017 shares
                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                -0-
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,228,017 shares
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.98%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This   statement   relates  to  the  common  stock,   $.001  par  value  of
Biopharmaceutics, Inc. (the "Issuer"), 990 Station Road, Bellport, NY 11713, telephone number (516) 286-5900.

Item 2. Identity and Background.

Person filing this statement:

a.    Amswiss Scientific, Inc.
b.    334 E. Kent Ave. S., Suite 101
      Vancouver, B.C., Canada V5X 4N6
c.    Not applicable
d. During the last five years, Amswiss Scientific, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e. During the last five years, Amswiss Scientific, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

f.   Amswiss Scientific, Inc. is organized under the federal laws of Canada.

     The names and address, present principal occupation and business address, and citizenship of each executive officer, director and controlling person of Amswiss Scientific, Inc. are as follows:

     Steven J. Simonyi-Gindele, 6211 Marguerite St., Vancouver, B.C. V6M 3L2. Mr. Simonyi- Gindele is General Manager of Geneva Golf Corp. located at 334 E. Kent Ave. S., Suite 101, Vancouver, B.C. V5X 4N6. Mr. Simonyi-Gindele is President, CEO and Director of Amswiss Scientific, Inc. Mr. Simonyi-Gindele is also the president, sole director and majority shareholder of Geneva Capital Corp., a control person of Amswiss Scientific as discussed below. Mr. Simonyi-Gindele is a Canadian citizen.

     Linda M. Mundy, 304-1415 W. Georgia St., Vancouver, B.C. V6G 3C8. Ms. Mundy is a self- employed businesswoman d.b.a. Mundy and Associates in public relations, located at 304-1415 W. Georgia St., Vancouver, B.C. V6G 3C8. Ms. Mundy is Secretary and Director of Amswiss Scientific, Inc. Ms. Mundy is also the Secretary and a Director of KT Capital Corp., a control person of Amswiss Scientific as described below. Ms. Mundy is a Canadian citizen.

     Sam S. Mah, C.A., 1402-1010 Burnaby St., Vancouver, B.C. V6E 1N7. Mr. Mah is a self- employed Chartered Accountant d.b.a. Sam S. Mah, C.A., 550-1130 W.
Pender St., Vancouver, B.C. V6E 4A4. Mr. Mah is a Director of Amswiss Scientific, Inc. Mr. Mah is a Canadian citizen.

     KT Capital Corp., a company organized under the laws of the Province of Alberta, Canada, is located at 334 E. Kent Ave. S., Suite 101, Vancouver, B.C., V5X 4N6. KT Capital Corp. is a 31 percent shareholder of Amswiss Scientific and, pursuant to applicable federal securities regulations, may be deemed to be a control person of Amswiss Scientific.

     Paul E. Gould is the president, director and an 11.4 percent shareholder of KT Capital Corp., a control person of Amswiss Scientific as described above. Mr. Gould is a self-employed businessman and ia address is 2-5311 Range Road 220, Ardrossan, Alberta, Canada T0B 0E0. Mr. Gould is a Canadian citizen.

     Konstantine Chatzispiros is a director of KT Capital Corp., a control person of Amswiss Scientific as described above. Mr. Chatzispiros is a self-employed businessman and his address is 7249 Stride Ave., Burnaby, B.C., Canada V3N 1V1. Mr. Chatzispiros is a Canadian citizen.


0228996.04                      Page 3 of 5 Pages

     Ruth Simonyi-Gindele is the beneficial owner of an aggregate of 18.3 percent of the outstanding shares of KT Capital Corp., a control person of Amswiss Scientific as described above, and is a 10 percent shareholder of Geneva Capital Corp., a control person of Amswiss Scientific as described below. Ms. Simonyi-Gindele is the wife of Steven Simonyi-Gindele, the President of Amswiss Scientific, and her address is 6211 Marguerite St., Vancouver, B.C. V6M 3L2. Ms. Simonyi-Gindele is a New Zealand citizen.

     Geneva Capital Corp., a company organized under the laws of the Province of Alberta, Canada, is located at 334 E. Kent Ave. S., Suite 101, Vancouver, B.C., V5X 4N6. Geneva Capital Corp. is a 14 percent shareholder of Amswiss Scientific and, pursuant to applicable federal securities regulations, may be deemed to be a control person of Amswiss Scientific.

     To the best knowledge of Amswiss Scientific, Inc., during the last five years none of these people have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

     Not applicable. This Amendment No. 3 to Schedule 13D does not report acquisitions of any shares of common stock of the Issuer.

Item 4. Purpose of Transaction.

     This Amendment No. 3 to Schedule 13D does not report any acquisitions by Amswiss Scientific of any shares of the Issuer. At this time, Amswiss has no intention of acquiring additional shares of the Issuer, although it reserves the right to make additional purchases on the open market and in private transactions. Amswiss Scientific has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

a. Amswiss Scientific beneficially owns 3,228,017 shares of the Issuer's common stock, which is 7.98% of the outstanding shares (based on 40,457,350 shares of common stock outstanding as of November 30, 1996, and assumes that the warrants held by Amswiss Scientific to purchase 1,600,000 shares are outstanding pursuant to SEC Rule 13d.3(d)(1)(i).

     To the best knowledge of Amswiss Scientific, its directors, executive officers and controlling persons listed in Item 2 above beneficially own no shares of the Issuer:

b. Amswiss Scientific has sole voting and dispositive power with respect to all of the shares listed in Item 5(a).

c. Amswiss Scientific effected the following transactions in common stock of the Issuer during the past sixty days. All of these transactions were sales on the open market effected on the Over The Counter Bulletin Board:

                                Number of Shares
    Trade Date                  of Common Stock        Average Price
    of Sales                    of the Issuer          Per Share

    11/06/96                     52,000                $ 0.315
    11/22/96                     10,000                $ 0.40


 0228996.0                        4 Page 4 of 5 Pages

    12/05/96                     20,000                 $ 0.39
    12/10/96                     50,000                 $ 0.39
    12/19/96                     50,000                 $ 0.39
    12/20/96                    100,000                 $ 0.42
    12/27/96                     25,000                 $ 0.50
    12/27/96                     50,000                 $ 0.47
    12/27/96                     50,000                 $ 0.48
    12/27/96                    100,000                 $ 0.51
    12/30/96                     30,000                 $ 0.56

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth above, neither Amswiss Scientific nor any of the officers, directors or controlling persons of Amswiss Scientific, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 8, 1997


                        AMSWISS SCIENTIFIC, INC.


                        By: /s/ Steven J. Simonyi-Gindele
                            --------------------------------------
                            Steven J. Simonyi-Gindele, President





0228996.04                           Page 5 of 5 Pages

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